VitalFlo, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
VitalFlo, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 25, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	712,911	141,748
Accounts Receivable	16,543	11,619
Grants Receivable	120,068	83,248
Prepaid Expenses	16,470	9,642
Inventory	8,634	13,553
Total Current Assets	874,626	259,809
Non-current Assets		
Furniture and Equipment, net of Accumulated Depreciation	3,300	7,920
Total Non-Current Assets	3,300	7,920
TOTAL ASSETS	877,926	267,729
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	26,549	22,466
Short Term Debt	-	35,091
Deferred Revenue	7,124	-
Accrued Interest	-	12,751
Other Liabilities	5,604	5,515
Total Current Liabilities	39,277	75,823
Long-term Liabilities		
Convertible Notes	-	615,644
Convertible Notes - Related Parties	-	109,356
Total Long-Term Liabilities	-	725,000
TOTAL LIABILITIES	39,277	800,823
EQUITY		
Common Stock	35	34
Preferred Stock	24	-
Additional Paid-in Capital	2,149,852	36,453
Treasury Stock	(9,860)	(9,860)
Accumulated Deficit	(1,301,401)	(559,721)
Total Equity	838,650	(533,094)
TOTAL LIABILITIES AND EQUITY	877,926	267,729

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	72,690	42,877
Cost of Revenue	43,118	1,937
Gross Profit	29,572	40,940
Operating Expenses		
Advertising and Marketing	23	11,015
General and Administrative	1,011,590	555,054
Research and Development	20,333	27,154
Rent and Lease	25,747	23,172
Depreciation	4,620	-
Total Operating Expenses	1,062,313	616,395
Operating Income (loss)	(1,032,741)	(575,455)
Other Income		
Grant Income	310,971	422,068
PPP Loan Forgiveness	35,091	-
Other	-	6,805
Total Other Income	346,062	428,872
Other Expense		
Interest Expense	55,001	-
Other	-	12,640
Total Other Expense	55,001	12,640
Provision for Income Tax	-	-
Net Income (loss)	(741,679)	(159,223)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(741,679)	(159,223)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,620	-
Accounts Payable	4,082	(7,794)
Inventory	4,919	(11,061)
Accounts Receivable	(4,924)	(11,619)
Grants Receivable	(36,820)	(83,248)
Prepaids	(6,829)	(4,558)
Accrued Interest	(12,751)	-
PPP Loan Forgiveness	(35,091)	-
Deferred Revenue	7,124	(86,799)
Other	89	2,891
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(75,580)	(202,187)
Net Cash provided by (used in) Operating Activities	(817,259)	(361,410)
FINANCING ACTIVITIES		
Issuance of Common Stock	1	-
Issuance of Preferred Stock	24	-
Additional Paid-in Capital	1,388,399	-
Convertible Notes	-	310,091
Net Cash provided by (used in) Financing Activities	1,388,424	310,091
Cash at the beginning of period	141,748	193,066
Net Cash increase (decrease) for period	571,165	(51,319)
Cash at end of period	712,911	141,748

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Treasury Stock	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	3,408,781	34	-	-	36,453	(9,860)	(400,499)	(373,872)
Net Income (Loss)	-	-	-	-	-	-	(159,223)	(159,223)
Ending Balance 12/31/2020	3,408,781	34	-	-	36,453	(9,860)	(559,722)	(533,094)
Issuance of Common Stock	58,128	1	2,416,328	24	-	-	-	25
Additional Paid in Capital	-	-	-	-	1,388,399	-	-	1,388,399
Conversion of Convertible Notes	-	-	-	-	725,000	-	-	725,000
Net Income (Loss)	-	-	-	-	-	-	(741,679)	(741,679)
Ending Balance 12/31/2021	3,466,909	35	2,416,328	24	2,149,852	(9,860)	(1,301,401)	838,650

VitalFlo, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

VitalFlo, Inc. ("the Company") was formed in North Carolina on April 28th, 2017. The company specializes in software that improves the state of care in the chronic respiratory space in the clinic and at the patient's home. The company plans to leverage AI technology to build better diagnostic tools for chronic respiratory conditions. The company is largely remote with headquarters in Portland, Oregon.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Subscription Sales

The Company generates revenues by selling a subscription service to healthcare practices to help them measure their patient's lung function within the practice and at the patient's home. Users may pay on a monthly or annual upfront frequency. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which has a minimum commitment of 1 year. The subscription also includes the hardware used to measure lung function, and the company replaces this hardware as a part of the service if it stops functioning correctly. Revenue is recognized over the life of the subscription as performance obligations are satisfied.

Product Resales

The Company generates revenue by selling the consumable components used in each lung function test performed by the subscription product. The Company's primary performance obligation is the delivery of products. Additionally, the company previously generated revenue by selling the hardware used to perform the lung function test, prior to including this device as a part of the subscription revenue. Revenue for these product sales is recognized at the time of shipment. For products that arrive at the customer's location with visible defects, or that don't function upon first use, the Company will replace the products.

Custom Feature Development

The Company generates revenue by developing custom features for certain customers. The Company works with the customer to understand the scope of work, and then generates a quote. Payment is typically gathered up front for these contracts and revenue is recognized based on project completion and milestones. The Company's primary performance obligation is to develop and deliver custom features as agreed upon between the Company and its customers. The Company intends to generate minimal revenue through this stream going forward.

The table below shows the approximate amount of revenue generated from each revenue stream in 2020 and 2021.

Segments	Subscription Sales	Product Resales	Custom Feature Development	Total
2021	$29,803	$38,526	$4,361	$72,690
2020	$6,860	$22,725	$13,292	$42,877
Total	$36,663	$61,251	$17,653	$115,567

Grants

The National Science Foundation awarded (Award #1926849) the Company up to $750,000 in grants starting on August 1st, 2019 and ending on July 31st, 2021. Company had income from grants in the amount of $310,971 and $422,068 as of December 31st, 2021 and 2020, respectively. There were 4 additional amendments increasing the total award to $838,000 ending on December 31st, 2022. The Company had grants receivable of $120,068 as of December 31st, 2021.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Furniture and Equipment	3-4	16,500	13,200	-	3,300
Grand Total	**-**	**16,500**	**13,200**	**-**	**3,300**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases office space under a 1-year Sublease Agreement requiring monthly payments of $1,500. The current lease expires on February 16th, 2023. The lease cannot be canceled through the term of the agreement.

The Company leases office space under a 1-year Sublease Agreement requiring monthly payments of $453 as well as a pro rata share of utilities. The lease has yet to commence, and commencement is contingent upon the completion of construction of the office space. Once the construction is complete, the Company will begin paying the monthly $453 payments and utilities fees. The Company has the option to renew this lease upon providing at least 60 days of notice of intent to renew. The lease cannot be canceled through the term of the agreement.

Equity based compensation

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price
Total options outstanding, January 1, 2020	407,536	$	0.009
Granted	803,860	$	0.010
Exercised	-	$	-
Expired/cancelled	(418,551)	$	0.010
Total options outstanding, December 31, 2020	792,845	$	0.010
Granted	726,795	$	0.029
Exercised	(8,210)	$	0.010
Expired/cancelled	(11,932)	$	0.010
Total options outstanding, December 31, 2021	1,499,498	$	0.020
Options exercisable, December 31, 2021	241,611	$	0.010

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	363,479	$-
Granted	803,860	$-
Vested	(334,588)	$-
Forfeited	-	$-
Nonvested options, December 31, 2020	832,751	$-
Granted	726,795	$-
Vested	(231,898)	$-
Forfeited	(69,761)	$-
Nonvested options, December 31, 2021	1,257,887	$-

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and North Carolina. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Family members of the CEO invested in VitalFlo in the amount of $50,000 in 2021.

Additional family members of the CEO invested in VitalFlo for an additional amount of $35,000 in 2021.

The Company entered into several convertible note agreements with family members of the CEO totaling $109,356 for the purposes of funding operations. The interest on the notes ranged between 5-6%. These notes converted into equity on May 24th, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged between 5-6%. These notes converted into equity on May 24th, 2021, after an equity financing round in which the Company raised over $250,000. The total accrued interest was $12,571 as of December 31st, 2020.

In April of 2020, the Company entered into a Payroll Protection Program (PPP) loan agreement for $35,091 with an interest rate of 1% and a Maturity Date of April 21ˢᵗ, 2022. This loan was fully forgiven on February 10ᵗʰ, 2021.

See Note 3 – Related Party Transaction for details of related party convertible notes.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The company has authorized 9,917,432 common shares with a par value of $0.00001 per share. 3,466,909 shares were issued and outstanding as of 2021.

Dividends: The holders of capital stock of the Company are entitled to receive dividends when and if declared by the Board of Directors. The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock.

Voting: Common stockholders are entitled to one vote per share

The company has authorized 3,019,093 shares of preferred shares with a par value of $0.00001 per share. 2,068,503 shares were issued and outstanding and designated as Series Seed 1 Preferred Stock as of December 31ˢᵗ, 2021. 347,825 shares were issued and outstanding and designated as Series Seed 2 Preferred Stock as of December 31ˢᵗ, 2021. The rights for these share classes are the same as detailed below and will be referred to collectively as Preferred Stock.

Liquidation preference: In the event of any liquidation, dissolution, or winding up of the company, the holders of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders, an amount equal to the greater of their "Original Issue Price" for such share of Preferred Stock or such amount as would be payable if such Preferred Stock was converted to common stock. Such amounts will be distributed on a pari passu basis among the different series of Preferred Stock.

Voting: Preferred stockholders have 1 vote for every common share they would own if converted.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for the series of Preferred Stock by the applicable Conversion Price of such series of Preferred Stock in effect at the time of conversion. Each share shall be converted upon the closing of a public offering under the Securities Act of 1933 or open the vote or consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

Anti-Dilution: Each share of Preferred Stock has standard "broad-based" weighted average anti-dilution rights.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 25, 2022, the date these financial statements were available to be issued.

Simple Agreements for Future Equity (SAFE) - The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $325k. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $7M.

The Company received a Letter of Intent from a global investment business to invest $150k in SAFEs at the same terms as mentioned above. The investment will be automatically trigger when 600k of additional investment is contributed, which already includes the $325k above.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.